

Mail Stop 3561

July 13, 2018

Via E-mail
Neil Reithinger
President and Chief Executive Officer
Sustinere Holdings, Inc.
14201 N. Hayden Road, Suite A-1
Scottsdale, AZ 85260

      Re: Sustinere Holdings, Inc.
              Amendment No. 2 to
              Registration Statement on Form S-1
              Filed July 9, 2018
              File No. 333-223376

Dear Mr. Reithinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2018 letter.

Plan of Distribution page 17

1.   We note the revised terms of the Trust Agreement, in response to prior comment 3; however, the Trust Agreement now states in Section 3(g)(i) that it terminates on the earlier of all 1,500,000 shares being sold, etc. which appears inconsistent with the provisions regarding a reconfirmation offering and consummation of an acquisition. Please advise or revise.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joshua Brinen, Esq.
      Brinen & Associates, LLC